December 18, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Alternative Strategies Fund, File Nos. 333-168158 and 811-22440

Dear Sir/Madam:

On behalf of Alternative Strategies Fund, a registered investment company (the “Fund”), we hereby submit, via electronic filing, a preliminary proxy statement. The main purpose of this proxy is to solicit shareholder approval for a new advisory agreement for the Fund.

If you have any questions or comments related to this filing, please contact Andrew Davalla at 614.469.3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla